Camtek Ltd.
Ramat Gavriel Ind. Zone
P.O.Box 544
Migdal Ha'emek 23150
Israel

April 20, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Camtek Ltd.
Registration Statement on Form F-3
File No. 333-237680

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Camtek Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement on Form F-3 so that it will become effective at 10:00 a.m. Eastern Time on April 21, 2020, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CAMTEK LTD. By: /s/ Moshe Eisenberg Name: Moshe Eisenberg Title: Chief Financial Officer